555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
June 2, 2023	Düsseldorf	San Francisco
	Frankfurt	Seoul
Via EDGAR	Hamburg	Shanghai
	Hong Kong	Silicon Valley
Securities and Exchange Commission	Houston	Singapore
Division of Corporation Finance	London	Tel Aviv
100 F Street, N.E.	Los Angeles	Tokyo
Washington, D.C. 20549	Madrid	Washington, D.C.

Attn:	Jennifer Angelini
Jay Ingram
Division of Corporation Finance
Office of Manufacturing

Re:	Energy Vault Holdings, Inc.
Post-Effective Amendment No. 2 to Form S-1 on Form S-3
Filed May 22, 2023
File No. 333-262720

Ladies and Gentlemen:

On behalf of our client, Energy Vault Holdings, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 31, 2023 (the “Comment Letter”) with respect to the Post-Effective Amendment No. 2 to Form S-1 on Form S-3 filed with the Commission by the Company on May 22, 2023. Concurrently with the submission of this letter, the Company has filed Post-Effective Amendment No. 3 to Form S-1 on Form S-3 (the “Registration Statement”).

For your convenience, we have the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.	Please update information regarding share ownership and outstanding shares as of April 7, 2023, to reflect information as of the most recent practicable date.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 10 to 14.

June 2, 2023

2.	We note that the opinion filed as Exhibit 5.1 relates to 71,202,366 resale shares, while your registration statement registers 72,651,205 resale shares. Please file a legal opinion covering all the shares being registered. In addition, please revise the legal matters section of your registration statement to reflect that the opinion covers both shares and private warrants.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 19 and included a revised opinion of counsel as Exhibit 5.1.

Exhibits

3.	Please include the filing fee table required to be filed as Exhibit 107 by Item 601 of Regulation S-K, or advise.

Response: The Company respectfully acknowledges the Staff’s comments and has filed the filing fee table required to be filed as Exhibit 107 by Item 601 of Regulation S-K reflecting the filing fee paid in connection with the initial S-1, updated to disclose that the fee has been preivously paid.

*     *     *     *

June 2, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (737) 910-7342.

Very truly yours,

/s/ Samuel Rettew
Samuel Rettew
of LATHAM & WATKINS LLP

cc:         Robert Piconi, Energy Vault Holdings, Inc.